Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

April 1,2011

BARCLAYS

April 2011

Barclays PLC

Overview

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking, and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 147,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.


Barclays Group
Global Retail Banking
Absa
Corporate and Investment Banking
Barclays Wealth
UK Retail Banking
Barclaycard
Western Europe Retail Banking
Barclays Africa
Barclays Capital
Barclays Corporate

Barclays PLC Annual Results 2010

Performance Highlights

Barclays PLC	
Profit before tax (FY 10)	£6,065 million
Total assets (FY 10)	£1,490 billion
Profit after tax from continuing operations	
Full year 2010	£4,549 million
Full year 2009	£3,511 million
Liquidity pool	
Full year 2010	£154 billion
Full year 2009	£127 billion

Performance by Business

£m	Income net of insurance claims	Impairment charges and other credit provisions	Operating expenses	Profit before tax[1]
UK Retail Banking	4,518	(819)	(2,809)	989
Barclaycard	4,024	(1,688)	(1,570)	791
Western Europe Retail Banking	1,164	(314)	(1,033)	(139)
Barclays Africa	801	(82)	(608)	188
Absa	2,899	(480)	(1,810)	616
Barclays Capital	13,600	(543)	(8,295)	4,780
Barclays Corporate	2,974	(1,696)	(1,907)	(631)
Barclays Wealth	1,560	(48)	(1,349)	163
Investment Management	78	–	(11)	67
Head Office	(178)	(2)	(579)	(759)
Barclays PLC Group	31,440	(5,672)	(19,971)	6,065

1. Includes profits on disposals, gains on acquisitions and share of post-tax results of associates and joint ventures.


Risk Weighted Assets (£bn)
383
398
FY 09
FY 10
RWAs


Capital Ratios (%)
13.0
10.0
13.5
10.8
FY 09
FY 10
Core Tier 1
Non-Core Tier 1

Ratings for Barclays Bank PLC long-term debt include:

Fitch Rating (Long Term)	AA-	S&P Rating (Long Term)	AA-	Moody's Rating (Long Term)	Aa3

Barclays Bank PLC has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and the offering. Investors may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange to send you the prospectus if you request it by calling toll-free +1 877 282 6527 or you may request a copy from any other dealer participating in the relevant offering.

© 2011 Barclays Bank PLC. All rights reserved. Barclays and the Barclays eagle logo are trademarks of Barclays Bank PLC.